HIGHWATER ETHANOL, LLC

April 5, 2010

U.S. Securities and Exchange Commission

John Hartz, Senior Assistant Chief Accountant

100 F Street, NE

Washington, D.C. 20549-7010

RE:          Highwater Ethanol, LLC

Form 10-K for the Fiscal Year Ended October 31, 2009

File No. 0-53588

Dear Mr. Hartz:

We are in receipt of your letter dated March 25, 2010 providing comments to the above-referenced periodic report for Highwater Ethanol, LLC (the “Company”).  We have reviewed your comments and the purpose of this letter is to provide our responses to your comments.  To facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Fiscal Year Ended October 31, 2009

Item 9A.  Controls and Procedures, page 48

Disclosure Controls and Procedures, page 48

1.             We note your officers’ conclusion that disclosure controls and procedures were “not effective to detect the appropriate standards of US GAAP standards.” Please confirm and disclose in future filings that your disclosure controls and procedures were not effective (l) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (2) to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state the disclosure controls and procedures were “effective” or “not effective”, whichever the case may be, without defining them. See Item 307 of Regulation S-K for guidance.

RESPONSE:  As suggested, in future filings we will state the disclosure controls and procedures were “effective” or “not effective”.

24500 US Highway 14

PO Box 96

Lamberton, MN  56152

Phone:  507.752.6160

Toll Free:  888.MORE E85

Fax:  507.752.6162

Email:info@highwaterethanol.com

www.highwaterethanol.com

Internal Control Over Financial Reporting. page 48

Management’s Annual Report on Internal Control Over Financial Reporting, page 49

2.             Please confirm to us that management has performed a complete assessment of the Company’s internal control over financial reporting separate from their assessment of disclosure controls and procedures.

RESPONSE:  Yes, management of the Company performed a complete assessment of the Company’s internal control over financial reporting separate from management’s assessment of the Company’s disclosure controls and procedures.  The Company updated the prior year’s control matrixes and agreed that prior issues had not been resolved in addition to the material weakness disclosed related to the interest rate swap agreement.

3.             In future filings, clearly state whether management concluded that internal control over financial reporting was “effective” or “not effective.” Once you have arrived at a “not effective” assessment, provide a separate disclosure discussing any material weaknesses you identified. See Item 308(a)(3) of Regulation S-K.

RESPONSE:  We will draft future filings to clearly state management’s conclusion concerning whether or not the Company’s internal control over financial reporting was effective or not effective.  Furthermore, in the event management determines internal controls were not effective, we will include a separate disclosure discussing any identified material weaknesses.

Changes in Internal Control Over Financial Reporting, page 50

4.             Please confirm and revise future filings to clearly state whether there were any changes in your internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K for guidance.

RESPONSE: In our future filings, we will confirm and clearly state whether there were any changes in the Company’s internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2010

Item 4. Controls and Procedures. page 22

5.             We note your officers’ conclusion that disclosure controls and procedures were “not effective to detect the inappropriate standards of US GAAP standards based upon the omission of the Interest Rate Swap Agreement and its effect upon the previously issued financial statements....” Please confirm and disclose in future filings that your disclosure controls and procedures were not effective (I) to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and (2) to ensure that information required to be disclosed in the reports that you file or submit under the Act is accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply state the disclosure controls and procedures were “effective” or “not effective”, whichever the case may be, without defining them.

RESPONSE:  As suggested, in future filings we will state the disclosure controls and procedures were “effective” or “not effective”, without defining them.

Changes in Internal Control Over Financial Reporting, page 23

6.             Please confirm and revise future filings to clearly state whether there were any changes in your internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

RESPONSE:  In our future filings, we will confirm and clearly state whether there were any changes in the Company’s internal control over financial reporting during the quarter that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company hereby acknowledges:

•      the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Peterson

Mark Peterson
Chief Financial Officer